Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176082
A filing fee of $116,100 based on a $1,000,000,000 maximum aggregate offering price, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the debt securities offered by means of this pricing supplement and the accompanying prospectus and prospectus supplement from Registration Statement No. 333-176082.
This paragraph shall be deemed to update the “Calculation of Registration Fee”
table in that Registration Statement.

PRICING SUPPLEMENT NO. 1 Dated September 26, 2011
To Prospectus Dated August 5, 2011 and
Prospectus Supplement Dated September 2, 2011

$1,000,000,000
3M COMPANY
Medium-Term Notes, Series F

1.375% Notes due 2016

Type of Note:	Fixed Rate

Principal Amount:	$1,000,000,000

Price to Public:	99.156%

Security Description:	SEC-Registered 5-year Fixed Rate Notes

Proceeds to Company:	98.906% ($989,060,000)

Interest Rate:	1.375% per annum

Original Issue Date:	September 29, 2011

Maturity Date:	September 29, 2016

Interest Payment Dates:	March 29 and September 29 of each year, commencing March 29, 2012

Redemption:	Not redeemable

Day Count Convention:	30/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y AD3/US88579YAD31

Underwriters:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the repayment of its 4.50% 3-year Fixed Rate Notes which mature on November 1, 2011.

Supplemental Information Concerning Plan of Distribution:

On September 26, 2011, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 98.906%. The purchase price for the notes equals the stated issue price of 99.156% less a combined management and underwriting commission of 0.25% of the principal amount of the notes.

	Name	Principal Amount
	Citigroup Global Markets Inc.	$300,000,000
	Deutsche Bank Securities Inc.	270,000,000
	Goldman, Sachs & Co.	200,000,000
	Morgan Stanley & Co. LLC	150,000,000
	J.P. Morgan Securities LLC	40,000,000
	UBS Securities LLC	40,000,000
	Total	$1,000,000,000

Certain of the underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters and their affiliates are lenders under the Company’s credit agreement dated August 5, 2011.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.

Additional Information:

Selling Concession:	.21%

Reallowance:	.12%